SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 16, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on June 16, 2022.

City of Buenos Aires, June 16th 2022.

To:

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that on the date hereof notice was served on BANCO MACRO S.A. informing the latter the filing of a joint action entitled “ADACU Asociación Civil vs. Prisma Medios de Pago S.A. et al for Damages" (Court File No. 11493/2019).

Plaintiff argues that Prisma Medios de Pagos S.A., together with the 14 joint defendant banks -at that time shareholders of the above mentioned Company (Banco Macro S.A. being one of such shareholders)-, would have committed collusion to establish an overprice on the Discount and Exchange Rates applicable to the use of Visa Credit Cards, which would have been transferred by the Stores to the prices of goods and services offered by them and, consequently, borne by consumers.

Plaintiff claims the reimbursement for consumers allegedly affected of 1.025% (equivalent to 0.85% overprice plaintiff claims the defendants would have established, plus 0.1785% of Value Added Tax applicable thereon) of all transactions made with VISA Credit Cards issued by the defendant Banks as of the time each of them became a shareholder of Prisma Medios de Pago S.A. and up to April 1st 2017 (date on which plaintiff argues the above described behavior ceased), plus interest.

The action is pending before the Court of First Instance in Civil and Commercial Matters No. 4, Clerks’ Office No. 7 of the Federal Capital City.

Banco Macro S.A. considers it is not likely to get an unfavorable decision in this controversy, and even if it gets one, such decision shall not have a material impact on its assets.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 16, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer